ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

July 16, 2018

Enerplus Announces Conference Call for 2018 Second Quarter Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing its operating and financial results for the second quarter of 2018 at 4:00 AM MT (6:00 AM ET) on Friday, August 10th, 2018. A conference call hosted by Mr. Ian C. Dundas will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q2 Results Live Conference Call

Date: Friday, August 10, 2018
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 587-880-2171 (Alberta)
                  1-888-390-0546 (Toll Free)
Conference ID: 84144621
Audiocast: https://event.on24.com/wcc/r/1788011/F463A916B7AF3CFED0821F4E99352879

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-764-8677
              1-888-390-0541 (Toll Free)
Passcode: 144621 #

Electronic copies of our 2018 interim and 2017 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation